UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yunji Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

98873N 2061

(CUSIP Number)

October 13, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one hundred Class A ordinary shares of the Issuer.

1.	NAMES OF REPORTING PERSONS Corus Investments Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 215,800,000 Class A Shares (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 215,800,000 Class A Shares (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,800,000 Class A Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.2% of Class A Shares[2] (or 11.0% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares3)

12.	TYPE OF REPORTING PERSON (see instructions) CO

2 As a percentage of 1,016,418,532 Class A ordinary shares of the Issuer (“Class A Shares”) as of December 31, 2023, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024.

3 As a percentage of 1,966,378,532ordinary shares of the Issuer as of December 31, 2023, comprised of 1,016,418,532 Class A Shares and 949,960,000 Class B ordinary shares of the Issuer (“Class B Shares”) issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Crescent Capital Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 215,800,000 Class A Shares (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 215,800,000 Class A Shares (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,800,000 Class A Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.2% of Class A Shares[4] (or 11.0% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares5)

12.	TYPE OF REPORTING PERSON (see instructions) CO

4 As a percentage of 1,016,418,532 Class A ordinary shares of the Issuer (“Class A Shares”) as of December 31, 2023, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024.

5 As a percentage of 1,966,378,532ordinary shares of the Issuer as of December 31, 2023, comprised of 1,016,418,532 Class A Shares and 949,960,000 Class B ordinary shares of the Issuer (“Class B Shares”) issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ares Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 215,800,000 Class A Shares (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 215,800,000 Class A Shares (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,800,000 Class A Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.2% of Class A Shares[6] (or 11.0% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares7)

12.	TYPE OF REPORTING PERSON (see instructions) CO

6 As a percentage of 1,016,418,532 Class A ordinary shares of the Issuer (“Class A Shares”) as of December 31, 2023, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024.

7 As a percentage of 1,966,378,532ordinary shares of the Issuer as of December 31, 2023, comprised of 1,016,418,532 Class A Shares and 949,960,000 Class B ordinary shares of the Issuer (“Class B Shares”) issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Yunji Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 15/F, South Building Hipark Phase 2, Xiaoshan District Hangzhou, Zhejiang, 310000 People’s Republic of China

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed by and on behalf of: (a) Corus Investments Pte. Ltd. (“Corus”); (b) Crescent Capital Investments Ltd. (“Crescent Capital”); and (c) Ares Management Corporation (“Ares”)

(b)	Address of the Principal Office or, if none, residence

For Corus and Crescent Capital: One Nexus Way Camana Bay KY1-9005 Grand Cayman Cayman Islands For Ares: 2000 AVE OF THE STARS, 12TH FLOOR, LOS ANGELES, CA, 90067

(c)	Citizenship

Corus — Singapore Crescent Capital — Cayman Islands Ares — United States

(d)	Title of Class of Securities

Class A ordinary shares of the Issuer, par value US$0.000005 per share.

The Issuer’s ordinary shares consist of Class A Shares and Class B Shares. Holders of Class A Shares and Class B Shares have the same rights except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time. Class A ordinary shares are not convertible into Class B Shares under any circumstances.

(e)	CUSIP Number

98873N 206 (American depositary shares of the Issuer)

Page 5 of 7 Pages

Item 3. Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable

Item 4. Ownership.

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of [*]:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class[8]	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Corus	215,800,000	[9]	21.2%[10]	215,800,000	0	215,800,000	0
Crescent Capital	215,800,000	[9]	21.2%[10]	215,800,000	0	215,800,000	0
Ares	215,800,000	[9]	21.2%[10]	215,800,000	0	215,800,000	0

8 As a percentage of 1,016,418,532 Class A Shares as of December 31, 2023, as set forth in the Issuer's annual report on Form 20-F filed on April 25, 2024.

9 Represents 215,800,000 Class A Shares held by Corus. Crescent Capital owns 1 ordinary share of Corus and has the sole voting power and investment power over the shares held by Corus. Crescent Capital is ultimately controlled by Ares (NYSE: ARES). Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Crescent Capital and Ares may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by Corus. Each of Crescent Capital and Ares disclaims the beneficial ownership of any of the ordinary shares of the Issuer directly held by Corus, except to the extent of their pecuniary interests therein. The filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the Shares for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

10 21.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.1% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 7 of 7 Pages

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 12, 2024.

Corus Investments Pte. Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

Crescent Capital Investments Ltd.

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

Ares Management Corporation

By:	/s/ David M. Hand
Name:	David M. Hand
Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement